Exhibit 99.1

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$’000, except share data and per share data, or otherwise noted)

		As of	As of
		December 31,	June 30,
	Note	2024	2025
ASSETS
Current assets
Cash and cash equivalents	2	6,277	22,716
Restricted cash	2	3,049	3,111
Digital assets	3	3,005	9,155
USDC	3	1,827	273
Trade and other receivables	4	356	22,591
Collateral receivables	5	14,414	20,902
Amount due from an equity investee		—	6
Amounts due from related parties		11,533	18,519
Financial assets at fair value through profits or loss	6	264	7,774
Derivative contracts	8	69,934	68,770
Derivative financial instruments	7	1,576	1,597
Total current assets		112,235	175,414

Non-current assets
Plant and equipment		—	15
Intangible assets	9	160	3,180
Goodwill	10	16,735	65,922
Right-of-use assets		704	2,017
Investment accounted for using equity method		—	117
Financial assets at fair value through profits or loss	6	—	1,000
Other receivables	4	—	501
Total non-current assets		17,599	72,752

Total assets		129,834	248,166

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	11	1,841	25,968
Collateral payables	5	14,414	20,902
Contract liabilities		—	8,797
Liabilities due to customers	12	71,523	75,383
Amounts due to related parties		9,980	16,701
Derivative financial instruments	7	1,576	1,597
Lease liabilities		230	969
Bank borrowings	13	—	2,673
Income tax payable		—	1,587
Total current liabilities		99,564	154,577

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(US$’000, except share data and per share data, or otherwise noted)

		As of	As of
		December 31,	June 30,
	Note	2024	2025
Non-current liabilities
Lease liabilities		485	1,204
Deferred tax liabilities		—	1,050
Accrued liabilities	11	—	40
Total non-current liabilities		485	2,294

Total liabilities		100,049	156,871

Equity
Share capital		13,500	73,431
Reserves		53,175	53,086
Accumulated losses		(36,890)	(35,218)
Total Amber International Holding Limited shareholders’ equity		29,785	91,299
Non-controlling interests		—	(4)
Total equity		29,785	91,295

Total equity and liabilities		129,834	248,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2024	2025
Revenue	15	1,878	35,903
Cost of revenue		(1,128)	(9,942)
Gross profit		750	25,961

Operating expenses
Research and development expenses		(158)	(8,014)
Sales and marketing expenses		(5)	(3,616)
General and administrative expenses		(3,050)	(14,302)
Total operating expenses		(3,213)	(25,932)

Operating (loss)/income		(2,463)	29

Finance income, net		52	38
Other gains, net	17	38	1,755
Realized fair value changes of digital assets		(285)	98
Realized fair value changes of digital assets on loan from related parties denominated in digital assets		935	—
Fair value changes on derivative contract		(26)	1,250
Unrealized fair value changes of digital assets		(193)	(1,498)
Unrealized fair value changes of digital assets on loan from related parties denominated in digital assets		(8,399)	—
(Loss)/profit before share of loss from an equity investee and income tax expense	16	(10,341)	1,672

Share of losses from an equity investee		—	(24)
Income tax expense		—	(4)
Net (loss)/income		(10,341)	1,644
Net loss attributable to non-controlling interests		—	28
Net (loss)/income attributable to Amber International Holding Limited’s ordinary shareholders		(10,341)	1,672

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2024	2025
Net (loss)/income		(10,341)	1,644
Other comprehensive (loss)/income:
Foreign currency translation adjustment		—	(115)
Comprehensive (loss)/income		(10,341)	1,529
Comprehensive loss attributable to non-controlling interest		—	(24)
Comprehensive (loss)/income attributable to Amber International Holding Limited’s ordinary shareholders		(10,341)	1,505

Net (loss)/profit per ADS attributable to Amber International Holding Limited
- Basic		(0.17)	0.02
- Diluted		(0.17)	0.02

Weighted average number of ADS used in per ADS calculation:
- Basic		61,966,949	79,493,454
- Diluted		61,966,949	79,496,261

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US$’000, except share data and per share data, or otherwise noted)

				Total Amber
				International
				Holding	Non-
	Share		Accumulated	shareholders’	controlling	Total
	capital	Reserves	losses	equity	interests	equity
Balance at January 1, 2024	3,000	6,069	(13,617)	(4,548)	—	(4,548)

Waiver of related parties balances	—	5	—	5	—	5
Issuance of preference shares	10,500	—	—	10,500	—	10,500
Net loss for the period	—	—	(10,341)	(10,341)	—	(10,341)

Balance at June 30, 2024	13,500	6,074	(23,958)	(4,384)	—	(4,384)

Balance at January 1, 2025	13,500	53,175	(36,890)	29,785	—	29,785

Waiver of related party balances	—	50	—	50	—	50
Recapitalization upon consummation of merger, net of issuance cost	59,931	—	—	59,931	—	59,931
Net income for the period	—	—	1,672	1,672	(28)	1,644
Foreign currency translation	—	(139)	—	(139)	24	(115)

Balance at June 30, 2025	73,431	53,086	(35,218)	91,299	(4)	91,295

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2024	2025
Cash flows from operating activities
(Loss)/profit before tax		(10,341)	1,648

Adjustments for:
Depreciation of property, plant and equipment	16	1	2
Amortization of intangible assets	16	195	319
Amortization of right-of-use assets	16	—	300
Allowance for credit losses on accounts receivable		—	162
Share-based compensation expenses		—	805
Fair value changes on financial asset at fair value through profits or loss	17	9	(911)
Share of losses from an equity investee		—	24
Realized fair value changes on digital assets		(935)	—
Realized fair value changes on amount due to related parties denominated in digital assets		285	(98)
Fair value changes on derivative contract		26	(1,250)
Unrealized fair value changes on digital assets		8,399	—
Unrealized fair value changes on amount due to related parties denominated in digital assets		193	1,498
Interest expense		22	61
Interest income		(74)	(99)
Net income received or settled in digital assets		1,553	(2,086)
Operating cash flows before working capital changes		(667)	375

Changes in working capital:
Trade and other receivables		(70)	276
Trade and other payables		311	(4,588)
Contract liabilities		—	878
Balances with related parties		—	(1,047)
Cash generated from operating activities		(426)	(4,106)
Income tax refunded		—	9
Net cash used in operating activities		(426)	(4,097)

Cash flows from investing activities
Advance to related parties		(4,054)	(1,337)
Purchase of intangible assets		—	(92)
Purchase of financial assets at fair value through profits or loss		—	(1,086)
Disposal of crypto assets held		—	2,086
Interest received		74	99
Change in time deposits		(3,000)	—
Net cash used in investing activities		(6,980)	(330)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2024	2025
Cash flows from financing activities
Repayment of bank borrowings		—	(1,969)
Proceeds from bank borrowings		—	2,672
Repayment from related parties, net		7,379	2,471
Payment for principal and interest of lease liabilities		—	(383)
Issuance of preference shares		3,000	—
Net cash generated from financing activities		10,379	2,791

Net increase/(decrease) in cash and bank balances		2,973	(1,636)
Cash and bank balances at the beginning of period		793	9,326
Cash and bank balances from the merged business		—	18,249
Effect on exchange rate changes on cash and cash equivalents and restricted cash		—	(112)
Cash and bank balances at the end of period	2	3,766	25,827

Reconciliation of cash and bank balances within the unaudited condensed consolidated statements of financial position to the amounts shown in the unaudited condensed consolidated statements of cash flows above:

Cash and cash equivalents		3,766	22,716
Restricted cash, current		—	3,111
		3,766	25,827

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information

1.1Basis of preparation

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited condensed consolidated statements of financial position as of June 30, 2025, its unaudited condensed consolidated statement of profit or loss and comprehensive income, changes in shareholders’ equity and cash flows for the six months ended June 30, 2025 and 2024, as applicable, have been made. The unaudited results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

1.2Basis of consolidation

Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE’s subsidiaries.

Subsidiaries are all entities (including VIEs and VIE’s subsidiaries) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, statement of comprehensive income and statement of changes in shareholders’ equity, respectively.

Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that investments accounted for using the equity method, including investments in associates and joint ventures, are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying amount and recognizes the amount in “other gains, net”.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.3Foreign currency translation

The reporting currency of Amber International is the United States dollars (“US$”). Amber International is a holding company engaged in capital raising and financing activities denominated in US$. As such, Amber International’s functional currency has been determined to be the US$. The functional currency of Amber International’s subsidiaries is the local currency of the country in which they are domiciled.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other gains, net”. Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the unaudited condensed consolidated statements of comprehensive loss.

1.4Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”), who is responsible for allocating resources and assessing performance of the operating segments. The CODM is comprised of certain members of Amber International’s management team, including the board of directors and chief executive officer.

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The CODM who allocates resources to and assesses the performance of each operating segment using information about the operating segment’s revenue and income/(loss) from operations. The CODM does not evaluate operating segments using asset or liability information.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.5Plant and equipment

All items of plant and equipment are initially recorded at cost. Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Computer equipment	3 years
Furniture and fittings	3 years
Office equipment	3 years

Fully depreciated plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in unaudited condensed consolidated statements of profit or loss.

1.6Intangible assets

Intangible assets mainly consist of computer software and systems, customer relationship, brand name, trademark acquired through the acquisitions of subsidiaries and contract backlog. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Amortization of finite lived intangible assets is computed using the straight-line method over the following estimated useful lives, which are as follows:

Computer software and systems	2 – 5 years
Customer relationship	4 – 5 years
Brand name	4 years
Trademark	10 years

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.7Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to each of the cash-generating units (“CGU”s) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

1.8Impairment of non-financial assets

Intangible assets and goodwill that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

1.9Financial instruments

Financial assets

(a)Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(b)Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.9Financial instruments (Continued)

Financial assets (Continued)

(b)Subsequent measurement (Continued)

At amortized cost

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

At fair value through other comprehensive income

Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Financial assets measured at FVOCI are subsequently measured at fair value. Any gains or losses from changes in fair value of the financial assets are recognized in other comprehensive income, except for impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognized in profit or loss. The cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment when the financial asset is derecognized.

At fair value through profit or loss

Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt instrument that is subsequently measured at FVPL and is not part of a hedging relationship is recognized in profit or loss in the period in which it arises.

(c)Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.9Financial instruments (Continued)

Financial assets (Continued)

(c)Impairment (Continued)

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(d)Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

(e)Derivatives

A derivative financial instrument is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognized in profit or loss when the changes arise.

Financial liabilities

(a)Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognised initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

(b)Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognised in profit or loss when the liabilities are derecognised, and through the amortisation process.

(c)Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognised in profit or loss.

(d)Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.10Collateral receivables and collateral payables

The Group enters into structured product arrangements with customers that require the customers to pledge crypto assets as collateral. Collateral received from customers are held either in the third-party trust accounts or third-party custodian platforms, which are recorded under “collateral receivables” in the unaudited condensed consolidated statements of financial position. Crypto assets pledged as collateral are initially measured at fair value on the date of receipt and subsequently re-measured at each reporting date, with changes in fair value recognized in the financial statements. The Group maintains operational control over these assets, including private key access for third-party trust account collateral and monitoring rights for third-party custodian platforms collateral. Under the contract terms, customers retain legal ownership of the collateral, and the Group is obligated to return the same type and quantity of crypto assets upon contract settlement, assuming no default.

Crypto assets received from customers is the Group’s obligation to return, such obligations are recorded under “collateral payables” at fair value. Changes in the fair value of this liability are recognized in net income. The Group offsets these fair value adjustments against corresponding changes in “collateral receivables” where applicable, given the back-to-back nature of customer contracts and hedging arrangements.

1.11Digital assets

The Group’s digital asset portfolio mainly comprises cryptocurrencies and since the Group actively trades cryptocurrencies, acquiring them with a view to their resale in the near future for the ordinary course of business. The Group applies the guidance in IAS 2 Inventories for commodity broker-traders and measures the digital assets at fair value less costs to sell. The Group considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

Digital assets held for customers or placed with counterparties

Digital assets are recognized as the Group’s assets when the Group has present rights to the digital assets and the right to an economic benefit and control others’ access to the benefit. If it is determined that the Group has the control over the digital asset, the Group recognizes digital assets held for customers as its asset and recognizes a corresponding liability due to its customer for the digital assets in its financial statements.

USD Coin (“USDC”)

USDC is a type of cryptocurrency that is backed by reserve assets in the traditional financial system, such as cash and cash equivalents, or securities. USDC is a stable coin redeemable on a one-to-one basis for United States dollars. Thus, it is accounted as a financial instrument amortized at cost recorded in unaudited condensed consolidated statements of financial position of the Group.

1.12Derivative contracts

The Group enters into arrangements that result in obtaining the right to receive or obligation to deliver a fixed amount of crypto assets in the future. These are hybrid instruments, consisting of a receivable or debt host contract that is initially measured at the fair value of the underlying crypto assets and is subsequently carried at amortized cost, and an embedded forward feature based on the changes in the fair value of the underlying crypto asset.

These derivative contracts mainly derive their value from underlying asset prices. Derivative contracts are recognized as assets in the unaudited condensed consolidated statements of financial position at fair value, with the corresponding liabilities recognized in “liabilities due to customers”. To manage the risk exposure from fluctuations arising from fair value of crypto assets, the Group enters into similar contracts with both customers and a related company, such that the exposure to volatility in crypto assets can be mitigated.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.13Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;
●	Amounts expected to be payable under residual value guarantees;
●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and
●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;
●	There is a change in the Group’s assessment of whether it will exercise an extension option; or
●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.13Leases (Continued)

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

1.14Trade receivables

Trade receivables represent the amounts that the Group has an unconditional right to consideration from customers.

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value, and subsequently measured at amortized cost using effective interest rate method, less allowance for impairment that is subject to expected credit losses (“ECL”) model.

1.15Cash and cash equivalents and restricted cash

Cash and cash equivalents in the unaudited condensed consolidated statements of financial position comprise cash on hand and cash in bank, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Restricted cash represented bank deposits in accounts that are restricted as to withdrawal for use or pledged as. For restriction which is expected to be released within one year of the balance sheet date, the respective restricted cash balance is classified as current.

1.16Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

1.17Trade payables

Trade payables are obligations to pay for services or goods that have been acquired in the ordinary course of business from suppliers. Trade payables are presented as current liabilities unless payment is not due within 12 months after the end of the reporting period.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.18Current and deferred income tax

Current income tax

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and
(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognised as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets against current income tax liabilities and where the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.19Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

The Group recognizes the estimated costs of dismantlement, removal or restoration of items of plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

1.20Share-based compensation

The Group grants stock-based awards, including share options and restricted share units (“RSU”s) of Amber International, to eligible employees, officers, directors, and non-employee consultants. The fair value of the services received in exchange for the grant of the equity instruments is recognized as share-based compensation with a corresponding increase in equity.

Under the fair value recognition provisions, share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, sales and marketing expenses or research and development expenses, depending on the job functions of the grantees. For the options and RSUs granted to employees, the compensation expense is recognized using the graded-vesting attribution approach over the requisite service period, which is generally the vesting period.

Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of Amber International’s share options, the binomial option pricing model has been applied. The fair value of RSUs is determined with reference to the fair value of the underlying shares.

A change in any of the terms or conditions of equity based awards shall be accounted for as a modification of the award. The effect of modification is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employees and non-employees, as measured at the date of modification. Modifications of an equity-settled share-based award in a manner that is not beneficial to employees or non-employees are not taken into account when determining the expenses to be recognized.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.21Revenue

Revenue is recognized when performance obligation is satisfied by transferring a promised service to a customer.

The Group considers the following when determining if a contract exists under which the performance obligations have been satisfied: (i) contract approval by all parties, (ii) identification of each party’s rights regarding the goods or services to be transferred, (iii) specified payment terms, (iv) commercial substance of the contract, and (v) collectability of substantially all of the consideration is probable. Collectability is assessed based on a number of factors, including the creditworthiness of a customer, the size and nature of a customer’s business and transaction history. The Group recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Depending on the terms of the contract and the laws that are applied to the contract, control of the services and goods may be transferred over time or at a point in time.

Wealth management solutions

Finance income

The Group enters into arrangements with related parties to purchase cryptocurrency-denoted products which represent fixed interest cryptocurrency deposit at related parties. The deposit is not protected by any insurance and is non-secured, hence the Group may lose some or all of the amount deposited with related parties in extreme market conditions. Upon maturity, the Group receives the same type of cryptocurrency in the same quantity, in principal plus additional interest returns in cryptocurrency. The deposit can be withdrawn on demand and is generally delivered to the Group within 3 working days upon maturity. The nature of the product in essence, is a cryptocurrency lending arrangement. Financing income derived from cryptocurrency lending arrangement is denominated in units of the specific cryptocurrency to related parties and is recognized based on the gross carrying amount over the term of the cryptocurrency lending arrangement using effective interest rate. The term of the cryptocurrency lending arrangement varies from 30 days to 250 days.

Earn spread

The Group operates as a platform agent, facilitating partnerships with various product providers to offer customers the opportunity to participate in an “earn product”. Earn product providers include both related parties and external providers. The Group recognizes spread, generated from the “earn product” arrangement is denominated in units of the specific cryptocurrency, based on net basis by assessing the interest income earned throughout the product cycle. The duration of the product cycle typically ranges from 7 days to 365 days. Product providers have rights to use customers’ principal amounts to engage in certain transactions with the intention to generate yield, and it is agreed with the client to third party credit risks, market risks, legal and regulatory risks, the group does not undertake any compensatory risks in this arrangement.

Premium – structured cryptocurrency products

The Group generates premium through structured cryptocurrency products offered to clients, including options, dual currency and “accumulator” / “decumulator” contracts. Revenue arises from premiums received from counterparties and realized gains/losses upon contract exercise or settlement. Under IFRS 15, the Group recognizes premium income at the inception of the contract when the performance obligation is created, as the premiums represent consideration for making the derivative instruments available to clients. Gains or losses arising from contract exercise or settlement are recognized at the point of settlement, measured as the difference between the contractual strike price and the prevailing market price of the underlying cryptocurrency. Revenue is presented gross, reflecting the Group’s role as principal in these transactions.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.21Revenue (Continued)

Wealth management solutions (Continued)

Agency fee

Agency fee is recognized at a point in time for consultancy service rendered and accepted by customers.

Execution solutions

The Group earns a transaction fee when customers convert between different class of digital assets, according to the customers’ requirements.

The Group will charge the customer a predetermined conversion fee, which is based on a fixed percentage of the contract price for each transaction. The conversion fee is a fixed price contract, and the conversion fee is indicated on the contract with customers. Management determined there is only one performance obligation related to conversion fee and revenue is recognized at a point in time upon conversion service is rendered and (1) accepted and acknowledgement by customers indicating acceptance of service or (2) objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price i.e. conversion fee will be charged together or deducted from the transaction price. The Group is an agent as the Group provides facilitation services for the transaction entered by the customers.

Payment solutions

The Group earns a fee when customers transfer or withdraw funds from its proprietary platform, and conversion between fiat currencies and digital assets, according to the customers’ requirements.

The Group will charge the customer a predetermined conversion fee, which is based on a fixed percentage of the contract price for each transaction. The conversion fee is a fixed price contract, and the conversion fee is indicated on the contract with customers. Management determined there is only one performance obligation related to conversion fee and revenue is recognized at a point in time upon conversion service is rendered and (1) accepted and acknowledgement by customers indicating acceptance of service or (2) objective evidence of transfer of cryptocurrency into designated wallet specified by the customer or counterparty. Customers typically make payments together with the transaction price i.e. conversion fee will be charged together or deducted from the transaction price. The Group is an agent to as the Group provides facilitation services for the transaction entered by the customers.

Sales agent

In the arrangement with a particular publisher, the Group acts as a sales agent for this publisher in selling marketing spaces to marketing clients. In return, the Group earns incentives from this publisher based on contractually stipulated amounts when certain spending thresholds are achieved. The Group considers this particular publisher as a customer and record such incentives as net revenues. Incentives from this publisher are calculated on both a quarterly and an annual basis in accordance with the terms as set out in the arrangement.

Revenue under this arrangement is recognized over time given the Group considers this particular publisher simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. In other words, when the Group purchases marketing spaces on behalf of the marketing clients throughout the marketing campaigns as requested by them, this particular publisher simultaneously receives and consumes the benefit of the marketing spaces being purchased and therefore the Group is entitled to incentive payment from this publisher.

The Group grants rebates to marketing clients under the sales agent arrangement. The majority of marketing clients under this arrangement are not customers under either the cost-plus arrangement or specified actions arrangement. The Group records rebates granted to such marketing clients as reduction of revenue.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.21Revenue (Continued)

Cost-plus

For cost-plus advertisement campaigns, sales are recognized at the fair value of the amount received. Discounts granted to marketing clients under cost-plus marketing campaigns are recorded as a reduction of revenue. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transactions. In the normal course of business, the Group acts as an intermediary in executing transactions between website publishers and marketing clients. The specified service in the cost-plus arrangement is the provision of marketing space, which is controlled by the website publishers, rather than the Group. The Group assists the marketing clients to place orders with specific website publishers based on specification set out the marketing clients. The Group does not have the ability to direct the use of marketing space and does not have any inventory risk. Pricing is generally based on the actual advertising spending incurred by the marketing clients plus a margin. Accordingly, the Group concludes that it is not the principal in these arrangements and reports revenue earned and costs incurred related to these transactions on a net basis.

Revenue under this arrangement is recognized over time as the Group considers its customers simultaneously receive and consume the benefits provided by the Group’s performance. At the time the Group purchases marketing spaces during the contract term for its customers, the customers’ advertisements could be placed throughout the marketing campaign. Revenue recognition under this arrangement is not based on an occurrence of significant act or milestone method.

Throughout the various services delivered to clients under the cost-plus arrangements, the Group earns rebates from publishers and grant rebates to marketing clients. The rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue, based on the spending amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the cost-plus arrangements are recorded as revenue. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Specified actions

The Group also generates revenue from performing specified actions (e.g a CPM and CPC basis). Revenue is recognized on a CPM or CPC basis as impressions or clicks are delivered while revenue is recognized once agreed actions are performed. For the specified actions advertisement campaigns, the Group is the principal as it has the obligation to deliver successful actions requested by marketing clients. Also, the Group will only be paid if successful actions can be delivered and is exposed to risk of loss. In terms of pricing, the Group has complete latitude in establishing the selling prices of each of the CPM and CPC pricing model. The Group’s margin may vary as the costs incurred to deliver successful actions may vary and is therefore exposed to risk of loss whereby validating its degree of responsibility to its customers. Although the inventory risk under specified actions arrangement is considered to be low, the Group concludes that it is the principal in such arrangement as it is the principal ultimately responsible for delivering successful actions and in charge of establishing the price per action. Accordingly, the Group reports revenue earned and costs incurred related to these transactions on a gross basis.

Revenues under this arrangement is recognized at point-in-time when the Group is able to deliver the specified actions as requested by the customers. Upon the occurrence of the specified actions, the customers take control of the specified actions and this is when the Group recognizes the corresponding revenue. Unlike the cost-plus arrangement, when the Group purchases marketing spaces in order to deliver the specified actions, the customers do not receive and consume the benefit as the benefit to be received by the customers is the occurrence of the specified actions. Also, the Group does not create or enhance an asset that the customers control as the marketing spaces ultimately belong to the publishers. The Group does not have any right to payment for simply purchasing the marketing spaces and would only be compensated upon delivery of the specified actions.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.21Revenue (Continued)

Specified actions (Continued)

The Group also grants rebates to marketing clients under the specified actions arrangement. Same as the treatment under cost-plus arrangement, the rebates that the Group grants to marketing clients under cost-plus arrangement are recorded as reduction of revenue and are recorded based on the amount the marketing clients would actually incur to earn the corresponding level of rebates. The rebates that the Group receives from publishers under the specified actions arrangement are recorded as a reduction of cost of revenues. These rebates are recognized when a particular milestone is achieved (i.e. applying the relevant rebates based on the level of spending threshold actually achieved) and spending has actually occurred.

Cost of revenues consists of the costs to purchase space for the online advertising operations, amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel and depreciation of relevant property and equipment and impairment on relevant intangible assets. The Group becomes obligated to make payments related to website publishers in the period the marketing impressions and click-through occur. Such expenses are classified as cost of revenues in the unaudited condensed consolidated statements of comprehensive loss as incurred. Cost of revenues also includes rebates received from website publishers which are recorded as a reduction of cost of revenues when the Group is acting as a principal in a transaction.

SaaS products and services

Under this arrangement, the Group offers SaaS products and services through provision of software and data analytical tool licenses, customer relationship management (“CRM”) solutions and digitalized operational solutions services. Revenues under this arrangement primarily consist of fees for (i) promotion of products or services by key opinion leaders (“KOL”) on online media platform; (ii) provision of digital marketing, social media and smart content generation; (iii) licensing to provide customers with access to one or more of the existing cloud applications for e-commerce, marketing and customer management, (iv) the development of new cloud applications customized for individual customer. Each of these performance obligations are considered as distinct and are charged with standalone pricing. Contracts with customers under this arrangement are generally with a term of 1 to 24 months.

Revenue from promotion of products or services of marketing clients by KOL on online media platform is generally recognized over time over the service period beginning on the date that the promotion content is made available on the online media platform. The Group does not have other right to consideration in exchange for goods or service that the Group has transferred to a customer when that right is conditional on something other than the passage of time.

Revenue from provision of digital marketing, social media and smart content generation are recognized over time over the contract period as the Group considers its customers simultaneously receive and consume the benefits provided by the Group’s performance.

Revenues from licensing of existing cloud applications are generally recognized ratably over time over the contract term beginning on the date that the licensing service is made available to the customer, whereby the Group considers that its customers simultaneously receive and consume the benefits provided by the use of existing cloud applications. The Group does not have other right to consideration in exchange for goods or service that the Group has transferred to a customer when that right is conditional on something other than the passage of time.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.21Revenue (Continued)

SaaS products and services (Continued)

Revenues from developing new cloud applications exclusively customized for customers and licenses for on-premises software is recognized at point-in-time when the Group is able to deliver the cloud applications to customers or when the Group provides customers with right to use the on-premises software. The Group considers the transfer of control of new cloud applications/software to customer, which represents a distinct performance obligation, to be completed when such cloud applications/software are on-premise and fully functional such that the customer can use and benefit from the cloud applications/software on its own.

Besides, the Group also provides certain additional services along with the above arrangements of cloud application development and software licensing, such as technical support, bug fixes, CMR solutions and digitalized operational solutions. These additional services are considered to be a series of distinct services that are substantially the same and have the same duration and measure of progress; therefore, the Group concludes that they represent a separate combined performance obligation. Revenues from such additional services are recognized ratably over-time over the contract period.

The respective stand-alone selling prices of each of these performance obligations are determined based upon observable prices in stand-alone transactions and contractually stated price whereby no allocation of selling prices among individual performance obligations are required.

Cost of revenues for SaaS products and services primarily comprises amortization expenses related to the Group’s computer software and systems, salaries and benefits of relevant operations and support personnel, depreciation of relevant property and equipment and other direct service costs.

1.22Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate for, on a systematic basis. Government grants relating to expenses are shown separately as “other gains/(losses), net”.

1.23Research and development expenses

Research and development expenses consist primarily of technology expenses. Costs incurred during the research stage are expensed as incurred.

1.24Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) advertising and marketing expenses, and (ii) salary and welfare for sales and marketing personnel.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Material accounting policy information (Continued)

1.25General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, and (ii) professional service fees.

1.26Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund in Singapore on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

1.24Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to the owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

1.25Related party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

2.Cash and cash equivalents and restricted cash

	As of	As of
	December 31,	June 30,
	2024	2025
Cash and cash equivalents	6,277	22,716
Restricted cash	3,049	3,111
	9,326	25,827

The currency profile of the Group’s cash and bank balances at the end of the reporting date are as follows:

	As of	As of
	December 31,	June 30,
	2024	2025
US$	9,047	14,248
Renminbi (“RMB”)	—	7,203
Singapore dollar (“SGD”)	167	687
Hong Kong dollar (“HK$”)	104	3,135
Japanese Yen	—	313
Others	8	241
	9,326	25,827

3.Digital assets

	As of	As of
	December 31,	June 30,
	2024	2025
Digital assets held on exchange institution	4,832	9,428

The following table sets forth the fair values of digital assets held by the Group as the end of the reporting periods:

	As of	As of
	December 31,	June 30,
	2024	2025
Bitcoin (“BTC”)	2,064	6,315
Ethereum (“ETH”)	743	2,534
USD Tether (“USDT”)	10	15
USDC	1,827	273
Others (Note)	188	291
	4,832	9,428

Note:

Others mainly consist of “XRP”, “ADA”, “BCH”, “ADA”, “DOT”, “BNB”, “TRX” and “SOL”, no other crypto asset individually representing not more than 5% of the total digital assets.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4.Trade and other receivables

	As of	As of
	December 31,	June 30,
	2024	2025
Trade receivables, gross	12	10,549
Less: allowance for credit losses	—	(3,515)
Trade receivables, net	12	7,034

Prepaid media costs	—	5,260
Rebate receivables	—	510
Deposits	196	1,212
Prepayments	137	3,208
Loans receivable	—	4,830
Interest receivables	11	15
VAT recoverable	—	821
Others	—	202
	356	23,092

Less: non-current rental deposits	—	(501)
	356	22,591

Trade receivables are non-interest bearing and are generally on 30-90 days (December 31, 2024:30 days) credit terms.

5.Collateral receivables and collateral payables

The Group offers cryptocurrency accumulator and deccumulator structured product arrangements with customers, which are structured derivatives that allow customers to systematically accumulate or reduce positions specific cryptocurrency at predetermined prices. These structured products involve bilateral collateral arrangements: client-posted collateral is recorded as collateral receivables, while obligations to return collateral are recognized as collateral payables. Both balances receivables and payables are measured at fair value. The Group maintains operational control over custodial assets but does not assume ownership.

The following table sets forth the fair values of collateral receivables and payables as the end of the financial periods:

Collateral receivables

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
BTC	2,289	7,044
USDC	12,125	13,313
USDT	—	545
	14,414	20,902

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5.Collateral receivables and collateral payables (Continued)

Collateral payables

	As of	As of
	December 31,	June 30,
	2024	2025
	US$	US$
BTC	2,289	7,044
USDC	12,125	13,313
USDT	—	545
	14,414	20,902

6.Financial assets at fair value through profits or loss

	As of	As of
	December 31,	June 30,
	2024	2025
Non-current assets
Available-for-sale debt investments	—	—
Unlisted equity investments	—	1,000
	—	1,000
Current assets
Fund investments	264	5,873
Hong Kong listed equity securities	—	269
US listed equity securities	—	1,632
	264	7,774

	264	8,774

The following table presents the changes in financial assets measured at fair value for each of the reporting period:

	As of	As of
	December 31,	June 30,
	2024	2025
Balance at the beginning of period	248	264
Business combination – merger transaction	—	7,599
Fair value changes (Note 17)	16	911
Balance at the end of period	264	8,774

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7.Derivative financial instruments

	Notional	Notional
	amount	amount	Assets	Liabilities
	Buy	Sell
Derivatives carried at fair value:
Crypto structured products

December 31, 2024
To customers
Call option	7	34,141	1,554	2
Put option	—	3,873	—	20

To related party
Call option	7	34,141	2	1,554
Put option	—	3,873	20	—
	14	76,028	1,576	1,576

June 30, 2025
To customers
Call option	35	15,014	4	1,592
Put option	10	4,852	1	—

To related party
Call option	35	15,014	1,592	4
Put option	10	4,852	—	1
	90	39,732	1,597	1,597

The Group entered into BTC and ETH options with its customers, and as part of the Group’s risk management strategy, the Group also entered into bought identical similar back-to-back put and call BTC and ETH options with its related parties. Management has no intention to hold these derivatives for more than one year and option varies from 4 – 88 days (December 31, 2024: 3 – 178 days) till maturity.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8.Derivative contracts

	As of December 31, 2024			As of June 30, 2025
	Initial net	Fair value	Carrying	Initial net	Fair value	Carrying
	investment	changes	amount	investment	changes	amount
Financial structured product denominated in digital assets	70,029	(95)	69,934	67,520	1,250	68,770

The following table sets forth the fair values of derivative contracts by the Group as the end of the reporting period:

	As of	As of
	December 31,	June 30,
	2024	2025
BTC	43,618	23,404
ETH	3,099	5,352
USDS (Note)	7,533	10,553
USDC	182	537
USDT	15,502	28,924
	69,934	68,770

Note:

USDS is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

9.Intangible assets

	Computer		Brand	Customer
	software	Trademark	name	relationship	Total
Cost:
Balance at July 1, 2024	3,645	1	—	—	3,646
Additions	76	—	—	—	76
Balance at December 31, 2024	3,721	1	—	—	3,722
Business combination – merger transaction	147	—	2,060	1,100	3,307
Additions	92	—	—	—	92
Balance at June 30, 2025	3,960	1	2,060	1,100	7,121

Accumulated amortization and impairment
Balance at July 1, 2024	3,397	1	—	—	3,398
Amortization	164	—	—	—	164
Balance at December 31, 2024	3,561	1	—	—	3,562
Business combination – merger transaction	59	—	—	—	59
Amortization	105	—	150	65	320
Balance at June 30, 2025	3,725	1	150	65	3,941

Carrying amount
Balance at December 31, 2024	160	—	—	—	160
Balance at June 30, 2025	235	—	1,910	1,035	3,180

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10.Goodwill

	As of	As of
	December 31,	June 30,
	2024	2025
Opening balance	16,735	16,735
Business combination – merger transaction	—	49,187
Closing balance	16,735	65,922

On March 12, 2025, the successful completion of the merger with Amber DWM Holding Limited accounted for as a business combination, resulting in the recognition of US$49,187 in goodwill.

11.Trade and other payables

	As of	As of
	December 31,	June 30,
	2024	2025
Current
Trade payables	763	5,887
Other payables	75	1,082
VAT and other taxes payables	—	698
Security deposit received from customers	—	460
Accrued employee benefits	—	5,572
Accrued professional fees	—	10,109
Accrued interests	—	1,925
Accrued expenses	1,003	235
	1,841	25,968

Non-current
Severance liabilities	—	40

12.Liabilities due to customers

	As of	As of
	December 31,	June 30,
	2024	2025
Structured products	71,370	74,850
Accrued interest	153	533
	71,523	75,383

Liabilities due to customers mainly related to proceeds received from customers who purchased cryptocurrency-denoted products, which represent fixed/variable interest cryptocurrency deposited in “Sparrow” platform operated by the Group.

These deposits are not protected by any insurance and unsecured. Upon maturity of the cryptocurrency-denoted products, the customers receive the same type of cryptocurrency in the same quantity plus additional interest returns. The deposit and interest will be deposited to customers’ accounts on the same date upon maturity of cryptocurrency-denoted products, and customers will be able to withdraw on demand.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13.Bank borrowings

	As of	As of
	December 31,	June 30,
	2024	2025
1-year term loan denominated in RMB at an interest rates of 2.80% to 2.85% per annum	—	1,266
1-year revolving loan denominated in RMB at an interest rates of 2.50% to 3.05% per annum	—	1,406
Revolving service trade loans denominated in HK$at an interest rate of 4.98%	—	1
	—	2,673

Note:

(i)	Corporate guarantee by Amber International and accounts receivable of the Company of US$1 (2024: US$Nil) are provided as pledge to secure the obligations under the facilities from certain banks.
(ii)

Out of the total banking facilities of US$7,672 available to the Company as of June 30, 2025, US$2,673 have been utilized by the Company as of June 30, 2025. As of June 30, 2025, total undrawn revolving, service trade and term loan facilities amounted to US$500, US$4,499 and US$Nil (2024: US$Nil, US$Nil and US$Nil), respectively. Total undrawn facilities available for draw-down as of June 30, 2025, net of bank deposits that would need to be pledged as restricted cash upon utilization of the facilities, amounted to US$Nil (2024: US$Nil).

(iii)	As of June 30, 2025 and December 31, 2024, no financial covenants as set out in these loan agreements were breached.

The weighted average interest rate for bank borrowings outstanding as of June 30, 2025 was 2.80% per annum. Other than those shown above, Amber International did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025 and December 31, 2024.

14.Significant related parties transactions and balances

The following significant transactions with related parties took place at terms agreed between the parties during the financial period:

	For the six-month ended
	June 30,
	2024	2025
WhaleFin Technologies Limited
Revenue	344	15,074
Cost of revenue	(6)	(3,278)

Lead Accelerating Limited
Revenue	838	7,295

Proton Fund SPC
Revenue	—	3,162

Axiom AI Limited
Revenue	—	757

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14.Significant related parties transactions and balances (Continued)

Amounts due from related parties

	As of	As of
	December 31,	June 30,
	2024	2025
Trade
Lead Accelerating Ltd	4,108	2,577

Non-trade
Amber AI Ltd	124	—
WhaleFin Technologies Ltd	1,657	9,377
WhaleFin Markets Ltd	5,501	5,545
Amber Custodian Services Ltd	15	141
Amber Global Ltd	—	350
Axiom AI Ltd	—	482

Amounts due to related parties

	As of	As of
	December 31,	June 30,
	2024	2025
Trade
Lead Accelerating Ltd	1,723	1,305
WhaleFin Technologies Ltd	8,245	5,004
Proton Fund SPC	—	4,403

Non-trade
Amber AI Ltd	5	3,633
Amber Technologies North America Ltd	7	901
Amber AI Service Ltd	—	713
Amber ALIR Holding Ltd	—	294
Amber Services NA	—	345

15.Revenue

	For the six-month ended
	June 30,
	2024	2025
Digital Assets Services and Solution (Note)
Wealth management solutions	1,197	21,462
Execution solutions	53	4,684
Payment solutions	628	1,655
	1,878	27,801
Online Advertising and SaaS Solutions
Sales agent	—	372
Cost-plus	—	543
Specified actions	—	4,908
SaaS products and services	—	2,279
	—	8,102

Total revenues	1,878	35,903

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

Note:

In connection with the consummation of merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group Limited. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (the “WFTL Assigned Contracts”) effective from January 1, 2025. Therefore, our results for the first half of 2025 have included the net income from WFTL Assigned Contracts, which was not reflected in our results for the first half of 2024.

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the geographical location where customers are located.

	For the six-month ended
	June 30,
	2024	2025
Asia	587	9,163
North America	852	12,065
Africa	357	14,639
Europe	82	27
Others	—	9
	1,878	35,903

16.(Loss)/profit before tax

	For the six-month ended
	June 30,
	2024	2025
Staff costs	2,162	11,585
Technology expenses	158	7,577
Legal and professional fees	613	4,310
Business development expenses	5	397
Depreciation of plant and equipment	1	2
Amortization of intangible assets	195	319
Depreciation of right-of-use assets	—	300
Advertising expenses	—	541
Short-term rental expense	—	171

17.Other gains, net

	For the six-month ended
	June 30,
	2024	2025
Foreign currency exchange difference, net	—	250
Government grants	8	182
Service income	36	74
Fair value changes on FVPL (Note 6)	(9)	911
Dividend income	—	329
Others	3	9
	38	1,755

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18.Subsequent events

Subsequent to the financial period end the Company entered into a successful private placement totaling US$25.5 million, for the expansion of its key institutional crypto services across the U.S. and Southeast Asia.

Excepted disclosed above, the Company evaluated subsequent events from June 30, 2025 through the date when the unaudited condensed consolidated financial statements were issued, and concluded that no other subsequent events have occurred that would require recognition or disclose in the unaudited condensed consolidated financial statements.